Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

October 24, 2014

Via Edgar

Pamela Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Entertainment Gaming Asia Inc. Registration Statement on Form S-1 Filed August 13, 2014 File No. 333-198099

Dear Ms. Long:

On behalf of our client, Entertainment Gaming Asia Inc., a Nevada corporation (the “Company”), we are responding to the telephonic comment delivered to the undersigned by Jessica Dickerson of the Commission staff on October 23, 2014. During that call, Ms. Dickerson requested that the Company submit as an exhibit to the above-referenced Registration Statement on Form S-1 (“Registration Statement”) the consent of Capstone Valuation Services, LLC to the summarization of its opinion in the prospectus made part of the Registration Statement. Concurrent with this letter, the Company is filing a pre-effective Amendment No. 2 to the Registration Statement for purposes of submitting the requested consent of Capstone.

Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue

Daniel K. Donahue

Enclosure

cc:	Entertainment Gaming Asia Inc. Ernst & Young Capstone Valuation Services, LLC

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